Filed by: Allegiance Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.
(Commission File No.: 001-37585)
Date: November 8, 2021

E-mail to Customers followed by the website landing page and FAQs referenced in the e-mail

Dear Valued Customer,
We have exciting news to share: Allegiance Bank and CommunityBank of Texas, N.A have entered into an agreement to combine in a merger of equals. Together, we will create the premier Texas-based community bank for our region, putting us in an even better position to serve your unique banking needs.
This means you will have access to even more convenient locations, more robust offerings, greater lending strength, enhanced technical solutions and more.
Our complementary culture and values makes for an ideal match. Collectively, we have a shared vision in our commitment to a high level of service, our approach to building strong, long-term relationships and a spirit of giving back to our communities.
Throughout this transformational journey, you will remain our highest priority. Your experience is at the center of every decision we make and everything we do. In the short term, nothing will change. Longer term, we are creating a stronger organization with enhanced abilities to provide an even better banking experience.
We appreciate your ongoing loyalty and look forward to continuing to serve you.
Ray Vitulli, Chief Executive Officer

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger, CBTX, Inc. (“CBTX”), the bank holding company of CommunityBank of Texas, N.A., intends to file a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of CBTX common stock that will be issued to Allegiance Bancshares, Inc. (“Allegiance”) shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.
CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021.
Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at https://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Allegiance on its website at http://www.allegiancebank.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This communication may contain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, present expectations, estimates and projections about Allegiance and its subsidiaries. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing words. Forward-looking statements include information concerning Allegiance’s future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Allegiance’s control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These factors may include, but are not limited to, the ability of Allegiance and CBTX to complete the merger transaction; the ability of Allegiance and CBTX to satisfy the conditions to the completion of the merger transaction, including the approval of the merger transaction by Allegiance’s and CBTX’s shareholders and the receipt of all regulatory approvals required for the merger transaction on the terms expected in the merger agreement; the ability of Allegiance and CBTX to meet expectations regarding the timing, completion and accounting and tax treatments of the merger transaction; the possibility that any of the anticipated benefits of the merger transaction will not be realized or will not be realized as expected; the failure of the merger transaction to close for any other reason; the effect of the announcement of the merger transaction on the combined company’s operating results; the possibility that the merger transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events and the impact of all other factors generally understood to affect the assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations of financial services companies and the other factors described under the caption “Risk Factors” in Allegiance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other reports and statements Allegiance has filed with the Securities and Exchange Commission. Copies of such filings are available for download free of charge from the Investor Relations section of Allegiance’s website at www.allegiancebank.com, under Financial Information, SEC Filings. Any forward-looking statement made by Allegiance in this communication speaks only as of the date on which it is made. Factors or events that could cause Allegiance’s actual results to differ may emerge from time to time, and it is not possible for Allegiance to predict all of them. Allegiance undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Landing Page
Allegiance Bank and CommunityBank of Texas, N.A. have agreed to merge to create the premier community bank for our region
Scale and capability to better serve the banking needs of our local communities
We are excited to announce that Allegiance Bank and CommunityBank of Texas, N.A. have agreed to combine to create the largest Texas-based community bank headquartered in Houston.
Together, we will be able to serve our customers like never before with enhanced financial solutions while maintaining the personalized service you have come to expect. The combined company will have locations throughout the Southeast region including Houston, The Woodlands, Sugar Land, Beaumont and Port Arthur as well as Dallas.
This announcement has no immediate effect on you. Our day-to-day operations have not changed, and we will continue to conduct business as usual. Please continue to contact the same exceptional bankers you know and trust for all your banking needs.

Frequently asked Questions (accordion)
How will this merger announcement impact me now?
This announcement of the merger will have no immediate impact on you. Please continue to conduct your banking with us just as you’ve always done. We will maintain normal business operations, and you will continue to receive the outstanding personalized service and support you have come to expect.

How will this impact me after the close of the merger?
We expect the merger to close in the second quarter 2022, pending regulatory and shareholder approvals. After the close of the merger, it will take several months before the companies are fully integrated. As integration plans are developed, we are committed to providing timely communications throughout the transition.

Why have we decided to merge?
We believe bringing the region’s two strongest banks together will create the premier community bank in a region that is underserved by locally-based and oriented providers. The combined company will have the scope and scale to provide more convenient locations, more robust offerings, greater lending strength, enhanced technical solutions and more to support your financial needs.
Our complementary culture and values make for an ideal partnership with a shared focus on exceptional customer and employee experience. We both have deep industry experience, are driven by innovation and are committed to long-term partnership with customers to fully meet their banking needs.
We are community-minded organizations that believe in the power of local. We work and live in the communities we serve, and giving back is part of our DNA.
Together, we will be even better positioned to be the bank that the region deserves to call its own!

Who will lead the combined company?
Mr. Steve Retzloff will serve as the Executive Chairman of the Board, and Mr. Robert (Bob) Franklin will serve as Chief Executive Officer of the new holding company. Mr. Ray Vitulli will continue to serve as Chief Executive Officer of the bank.

Can you tell me more about CommunityBank of Texas, N.A.?
CommunityBank of Texas (CBTX) is located predominantly in Houston and Southeast Texas. CBTX has $4.1 billion in assets and 35 full-service banking locations, including 27 in the Houston region, which we define as the Houston – The Woodlands – Sugar Land and Beaumont-Port Arthur metropolitan statistical areas, and one banking location in Dallas. CBTX currently has approximately 500 employees.
Who should I contact if I have questions?
Please contact your local bank office should you have any questions.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger, CBTX, Inc. (“CBTX”), the bank holding company of CommunityBank of Texas, N.A., intends to file a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of CBTX common stock that will be issued to Allegiance Bancshares, Inc. (“Allegiance”) shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.
CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021.
Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at https://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Allegiance on its website at http://www.allegiancebank.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This communication may contain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, present expectations, estimates and projections about Allegiance and its subsidiaries. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing words. Forward-looking statements include information concerning Allegiance’s future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Allegiance’s control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These factors may include, but are not limited to, the ability of Allegiance and CBTX to complete the merger transaction; the ability of Allegiance and CBTX to satisfy the conditions to the completion of the merger transaction, including the approval of the merger transaction by Allegiance’s and CBTX’s shareholders and the receipt of all regulatory approvals required for the merger transaction on the terms expected in the merger agreement; the ability of Allegiance and CBTX to meet expectations regarding the timing, completion and accounting and tax treatments of the merger transaction; the possibility that any of the anticipated benefits of the merger transaction will not be realized or will not be realized as expected; the failure of the merger transaction to close for any other reason; the effect of the announcement of the merger transaction on the combined company’s operating results; the possibility that the merger transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events and the impact of all other factors generally understood to affect the assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations of financial services companies and the other factors described under the caption “Risk Factors” in Allegiance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other reports and statements Allegiance has filed with the Securities and Exchange Commission. Copies of such filings are available for download free of charge from the Investor Relations section of Allegiance’s website at www.allegiancebank.com, under Financial Information, SEC Filings. Any forward-looking statement made by Allegiance in this communication speaks only as of the date on which it is made. Factors or events that could cause Allegiance’s actual results to differ may emerge from time to time, and it is not possible for Allegiance to predict all of them. Allegiance undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.